Exhibit 4.2
TAX SHARING AND INDEMNITY AGREEMENT
This TAX SHARING AND INDEMNITY AGREEMENT (the “Agreement”) is dated as of the 5th day of April, 2006, by and between Electrolux Holdings, Inc., an Ohio corporation (“EHI”), Electrolux Home Products, Inc., a Delaware corporation (“EHP”), Husqvarna Professional Outdoor Products, Inc., an Ohio corporation (“HPOP”), Husqvarna Outdoor Products Inc., a Delaware corporation (“HOP”), Husqvarna AB, a Sweden corporation (“HAB”), and AB Electrolux (publ), a Sweden corporation (“ABE”). EHI, EHP, HPOP, HOP, HAB, and ABE will be collectively referred to herein as the “Parties.”
R E C I T A L S
1.	This Agreement is an “Ancillary Agreement,” as defined in the Master Separation Agreement (the “MSA”) dated September 9, 2005, between ABE and HAB. For further background, refer to Part 1, Introduction, of the MSA. The Parties intend to accomplish three objectives in this Agreement:
a. First, the Parties intend to prescribe the specific principles under which they will indemnify one another with respect to the Tax Liabilities that relate to EHI, EHP, HPOP, and HOP and are paid after the Second Distribution Date.
b. Second, they want to establish a basis pursuant to which they 1) will cooperate with one another with respect to Tax Returns that are filed after the Second Distribution Date and with respect to any Tax audits and other Tax controversies that commence or continue after the Second Distribution Date, and 2) will share business records and other materials that are relevant to Taxes.
c. Finally, ABE and HAB intend to prescribe general principles by which corporations (other than EHI, EHP, HPOP, and HOP) that are made subject to this Agreement and that do business and are taxable in jurisdictions outside the United States can achieve substantially the same objectives with respect to their Tax Liabilities after the Indoor Corporations and Outdoor Corporations in each such jurisdiction are separated from one another.
2.	The intent and purpose of the Demerger transaction are to effect a separation of the ABE Group’s worldwide Outdoor Business from its worldwide Indoor Business for the purpose of promoting and facilitating the fulfillment of the different strategic plans for each of those businesses. ABE plans to accomplish that objective by a distribution of all the outstanding stock of HAB to its shareholders of record on the Demerger Date. That distribution will occur on the Final Distribution Date, when HAB will hold, directly or through subsidiary corporations, substantially all of the assets comprising the ABE Group’s worldwide Outdoor Business.

3.	The Parties intend 1) that the distribution of that portion of the Outdoor Business conducted in the United States will occur in a series of three distribution transactions that will each qualify as a tax-free distribution, or “spin-off,” under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and that those three transactions will be collectively referred to as the “Spin-off” for United States federal income tax purposes, 2) that two of those transactions will qualify both as a tax-free distribution under Section 355 of the Code and as a “Reorganization” under Section 368 of the Code, and 3) that the MSA, either separately or in conjunction with one or more of the Ancillary Agreements,, will constitute the “Plan of Distribution and Reorganization,” for United States federal income tax purposes, with respect to the United States portion of the Outdoor Business. The rights, duties, and obligations created by this Agreement are intended to be consistent with such United States Tax treatment and are expected to be construed and applied in a manner that will not interfere with or contravene such Tax treatment.
NOW, THEREFORE, in consideration of the premises, it is agreed as follows:
1.	Definitions. Unless otherwise defined in this Agreement, capitalized terms shall have the definition prescribed in the MSA. Unless the context requires otherwise, the plural includes the singular and the singular includes the plural. For purposes of this Agreement:
a. “ABE Group” consists of ABE and each corporation of which ABE owns all or a majority interest of the capital stock.
b. “Accountant” means such national or international accounting firm with a reputation for expertise in matters of taxation in the relevant jurisdiction as the Parties may mutually agree to use from time to time. Selection of an Accountant shall be made with respect to each dispute on which the Parties seek consultation. If the Parties cannot mutually agree on the selection of the Accountant for purposes of a dispute, the selection shall be made under the procedures prescribed in Section 14 hereof and Section 8.12 of the MSA relating to binding arbitration.
c. “After-Tax Amount” is defined in Section 16.
d. “Audit Notification” is defined in Section 11(a).
e. “Code” is defined in the third Recital to the Agreement.
f. “Common Parent” means the corporation that is principally responsible for preparing and submitting a consolidated or combined return or report that includes the Tax Items of more than one member of a Group.

g. “Consolidated return,” “consolidated group,” “taxable year,” “carryback,” “member,” and similar terms used herein and bearing on United States federal income tax liability shall have the respective meanings ascribed to them in the Code and the Treasury Regulations thereunder, and, where applicable, specifically the provisions thereof relating to consolidated federal income tax returns. For state, local, or foreign tax purposes, such terms shall be interpreted and applied in a manner so as to achieve as nearly as possible with respect to that jurisdiction the intention reflected herein with respect to the United States federal income tax; and “combined return,” “combined report,” or similar terms shall mean a Tax Return that relates to a Tax that applies on a basis whereby one or more members of a Group are consolidated or combined for purposes of reporting Tax Liability to such Tax Authority (including through a unitary Tax Return).
h. “EHI,” “EHP,” “HPOP,” HOP,” “HAB,” and “ABE,” are defined in the opening paragraph of the Agreement.
i. “EHI Group” means the Group that includes EHI and those of its Tax Affiliates that join with EHI in the filing of the consolidated U.S. federal corporate income tax return.
j. “EHI’s Refunds” is defined in Section 6(a).
k. “HPOP’s and HOP’s Refunds” is defined in Section 6(b).
l. “Final Determination” shall mean the final resolution of any Tax (or other tax-related matter) for a taxable period, including (1) by the expiration of a statute of limitations or a period for the filing of claims for refund, amending Tax Returns, appealing from adverse determinations or recovering any refund (including by offset), (2) by a decision, judgment, decree, or other order by a court of competent jurisdiction that has become final and unappealable, (3) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions, (4) by execution of an IRS Form 870 or 870AD (or any successor IRS form) or by execution of a comparable form under the laws of other jurisdictions (notwithstanding that, with respect to a particular Tax issue for a particular taxable period, any such form may reserve — whether by its terms or by operation of law — the right of the taxpayer to file a claim for refund and/or the right of the Tax Authority to assert a further deficiency with respect to any such Tax issue for such period), or (5) by any allowance of a refund or credit, but only after the expiration of all periods during which such refund or credit may be recovered (including by way of offset).
m. “Final Distribution” is the distribution by ABE to the ABE shareholders of the stock of HAB as part of the Demerger and as the final step in the Spin-off.
n. “Final Distribution Date” is the date on which all actions (specifically including the actual distribution of the HAB stock) required to complete the Final Distribution and to vest the ABE shareholders of record on the Demerger Date with the burdens and benefits of owning the HAB stock have been completed.
o. “First Distribution” is the distribution by EHP to EHI of all of the stock of HOP.
p. “Government Notice” is defined in Section 13(a).
q. “Group” means two or more corporations, all of which are Tax Affiliates.
r. “HAB Group” means the Group existing after the Demerger in which HAB is the highest-tier entity.
s. “Income Taxes” means any Tax based on or measured by or with respect to gross or net income (including, without limitation, capital gain taxes, minimum taxes, income taxes collected by withholding and Taxes on Tax preference items) or receipts (together with any interest, penalties, and additions to Tax imposed with respect thereto).
t. “Income Tax Return” means any Tax Return with respect to Income Taxes.
u. “Indemnified Party” and “Indemnifying Party” are defined in Section 13(a).
v. “Indoor Corporation” is defined in Section 17(b).
w. “IRS” means the United States Internal Revenue Service.
x. “Notice” is defined in Section 13(a).
y. “Notifying Party” and “Notified Party” are defined in Section 11(a).
z. “Objection Notice” is defined at Section 13(b).
aa. “Opinion” means the legal opinion rendered by Squire, Sanders & Dempsey L.L.P. to ABE, EHI, and EHP with respect to certain of the United States federal income tax consequences of the Spin-off.
bb. “Outdoor Corporation” is defined in Section 17(b).
cc. “Parties” is defined in the opening paragraph of the Agreement.
dd. “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated association, a limited liability company, a governmental entity (or any department, agency, or political subdivision thereof), or any other entity.
ee. “Post-Distribution Carryback” is defined in Section 7(a).

ff. “Representation Right” is defined in Section 11(b).
gg. “Ruling” means the private letter ruling that the IRS issued to EHI, EHP, and ABE, dated June 27, 2005, with respect to certain United States federal income tax consequences of the Spin-off.
hh. “Ruling Documents” means the Request for Ruling that is dated January 31, 2005, and that was submitted to the IRS on February 1, 2005, as well as the supplemental materials that were submitted to the IRS on April 1, 2005, April 3, 2005, and June 8, 2005, and any other materials that were submitted to the IRS in connection with the Ruling.
ii. “Second Distribution” is the distribution by EHI of the stock of HOP and HPOP to ABE.
jj. “Second Distribution Date” means the date on which all actions required to complete the Second Distribution (specifically including the actual distribution of the HPOP and HOP stock to ABE) and to vest ABE with the burdens and benefits of owning the stock of HPOP and HOP have been completed.
kk. “Separate Liability” has the meaning prescribed in Section 2 of the Agreement, and, with respect to Outdoor Corporations and Indoor Corporations that are listed in Schedule 17, in Section 17(g) of the Agreement.
ll. “Short Period Group” is defined in Section 4(a).
mm. “Spin-off” is defined in the third Recital to the Agreement.
nn. “Straddle Period” means any taxable period that begins on or before the Second Distribution Date and ends after the Second Distribution Date. For this purpose, the fact that a taxable period is deemed to close with respect to one or more of the Parties as a result of one or more of the distributions that are part of the Spin-off shall be disregarded.
oo. “Straddle Period Returns” is defined in Section 9(b).
pp. “Supplemental Ruling” means (a) any private letter ruling (other than the Ruling) issued by the IRS in connection with the Spin-off (and/or any related transactions) or (b) any similar ruling issued by any Tax Authority other than the IRS in connection with Spin-off (and/or any related transactions).
qq. “Supplemental Ruling Documents” means any request for a Supplemental Ruling submitted to the IRS or any other Tax Authority together with the appendices and exhibits thereto and any supplemental filings or other materials subsequently submitted to the IRS or other Tax Authority in connection with the Spin-off (and/or any related transactions).

rr. “Tax” means any tax, charge, fee, impost, levy or other assessment, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and includes any transferee liability in respect of such Taxes, as well as any interest, penalties, additions to tax, or other additional amounts owing with respect to or related to the foregoing.
ss. “Tax Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with, such Person; provided, however, that for purposes of this Agreement, Tax Affiliates of EHI will not include HPOP or HOP, and EHI and its Tax Affiliates will not be included among the Tax Affiliates of HPOP and HOP, unless the language of the Agreement or the context clearly indicates otherwise.
tt. “Tax Attribute” means any net operating losses, minimum tax credits, nonconventional fuel tax credits, net capital losses, charitable contributions, foreign income tax deductions, foreign income tax credits, or any similar item of income, gain, loss, deduction, or credit, or other similar item that may have the effect of increasing or decreasing any Tax.
uu. “Tax Authority” means a governmental authority or any subdivision, agency, commission, or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection, or imposition of any Tax (including, without limitation, the IRS).
vv. “Tax Benefit” means a reduction in the amount of Taxes that would otherwise be payable, whether resulting from a deduction, credit, reduced gain or increased loss from the disposition of an asset, or otherwise; a person will be deemed to have recognized a Tax Benefit at the time the amount of Taxes such person otherwise would pay is reduced.
ww. “Tax Item” is defined in Section 4(a).
xx. “Tax Liability” means the liability of any Party or other corporation subject to this Agreement for any U.S. federal, state, or local Taxes or for any Taxes imposed by any Tax Authority that is outside the United States.
yy. “Tax Returns” means all returns, declarations, reports, claims for refunds, information returns, statements, and other forms required to be filed with respect to any Taxes, including any schedule or attachment thereto, and including any amendments or supplements thereof.
zz. “Two-Year Period” means the period of time that commences on the day after the Final Distribution Date and that concludes at the close of the second anniversary of the Final Distribution Date.

2.	Separate Liability. For purposes of this Agreement:
a. If HPOP, HOP, EHI, EHP, or any of their Tax Affiliates files a separate Tax Return with any Tax Authority, its Separate Liability shall be the Tax Liability originally reported on such Tax Return and, in the event of a Final Determination, any change in such Tax Liability as a result of the Final Determination.
b. If HPOP or HOP joins with other corporations in the filing of a consolidated or combined return or report with any Tax Authority, the Separate Liability shall be determined as if HPOP or HOP had filed its own separate Tax Return with such Tax Authority, except as otherwise provided herein, in which it reported those items of income, expense, deduction, loss, credit, and similar Tax Items that were included in such consolidated or combined return or report and are properly attributable or allocated to HPOP or HOP, and, in the event of a Final Determination, any change in such Separate Liability as a result of such Final Determination. For purposes of making the foregoing computations, the following adjustments shall be made:
i. For taxable years in which the Outdoor Business was operated as divisions of EHP, HOP shall be treated as though it was in existence as a separate taxable corporation that conducted the Outdoor Business of EHP in each such taxable year for purposes of making the determinations of Tax Liability and Separate Liability prescribed in this Agreement. HOP shall be treated as though it, rather than EHP, is obligated to pay the portion of EHP’s Tax Liability attributable to the activities and operations of all of the businesses that were engaged in the Outdoor Business and were held by EHP during the taxable period in question, to the same extent as if HOP had been in existence in such taxable period and had conducted the activities and operations of all such businesses during such taxable period, and without regard to whether EHP actually contributed all of such businesses to HOP. For this purpose, HOP shall be deemed to be subject to the taxing authority of each jurisdiction to which EHP was subject for the taxable periods in question, and in each taxable period HOP shall be deemed to be the principal obligor on an amount of EHP debt equal to that percentage of the total amount of EHP debt outstanding at the end of such taxable period as is equal to the percentage of the EHP debt that HOP actually assumed prior to the First Distribution. HOP shall be deemed to have paid or accrued such interest on such percentage of the EHP debt as EHP actually paid or accrued on such percentage of such debt during the taxable period in question.
ii. The taxable income brackets in the tax table in Section 11 of the Code, or in the equivalent provision of another tax statute or ordinance, shall be allocated among the corporations that join in the consolidated or combined return or report for the taxable period based on the percentage that each of their taxable incomes, determined as set forth herein, for that taxable period bears to the sum of the taxable incomes of all members of the Group for such taxable period. In the event any Group member has a loss, such member shall be deemed to have no taxable income for the purpose of allocating such taxable income brackets for such taxable period.
iii. All tax credits and adjustments to tax credits, including but not limited to foreign tax credit, investment credit, investment credit recapture, research credit, and targeted jobs credit, shall be allocated to the Group member earning such credit during the taxable period (and in the case of a credit recapture, the member that earned the recaptured credit in a prior taxable period). In allocating such credits, tax credits (and related adjustments) shall be divided into three categories. First, foreign tax credits shall be allocated among the Group members separately from all other credits. Second, those credits described in Section 38 of the Code shall be allocated among the Group members, separately from other credits. Third, any other credits shall then be allocated among the Group members. In making each such allocation, each Group member shall receive a proportion of the total credits earned in each category as its separate credits bear to the total of such credits during such taxable period.
iv. The U.S. federal alternative minimum tax (“AMT”), and any similar tax imposed by another Tax Authority, will be determined on a consolidated or combined basis. Members should first compute their Tax Liability on a separate entity basis without considering the AMT. If AMT exceeds the regular tax on a consolidated or combined basis, the excess will be allocated to the members based upon the portion of tax preferences, adjustments, and other items causing the AMT to be applicable at the consolidated level that are attributable to such member. If the total AMT allocated to members of the Group exceeds the consolidated AMT in any taxable year, each member will be allocated its proportionate share of the consolidated AMT according to the percentage derived by dividing the separate AMT determined above by the sum of all members’ separate AMT as determined above. This provision shall not apply for purposes of Section 17 hereof except to the extent that a foreign Taxing Authority imposes a Tax that is substantially similar in effect to the AMT.
v. All Tax elections shall conform to the elections made by the consolidated or combined group.
vi. Dividends received from any other member of the Group will be treated as qualifying for the 100 percent dividend-received deduction. The dividend- received deduction attributable to other sources shall be allocated consistently with the provisions of the Code and regulations applicable to corporations filing separate returns.
vii. Determinations of short-term and long-tern capital gains and losses and ordinary income gain and losses shall be made on a separate-return basis. Gain or loss on intercompany transactions, whether deferred or not, shall be treated in the manner required by Section 1.1502-13 of the Treasury Regulations.

viii. To the extent that state or local Taxes are determined on a consolidated or combined return basis, the amount of state or local Taxes deducted in determining Separate Liability of U.S. federal income tax shall be determined by applying the principles prescribed herein to the consolidated or combined state or local Tax Returns.
c. In the case of a Tax that is not paid by the filing of a Tax Return, the Separate Liability of HPOP or HOP for such Tax shall be the amount of Tax Liability that would be imposed on such corporation for such Tax if it were a corporation unrelated to EHI, EHP, and their Tax Affiliates when the transaction or event giving rise to such Tax occurred or arose. For this purpose, HOP shall be deemed to be subject to the taxing authority of each jurisdiction to which EHP was subject for the taxable periods in question. The Separate Liability of EHI, EHP, or any of their Tax Affiliates for a Tax that is not paid by the filing of a Tax Return shall be the amount of Tax Liability that would be imposed on such corporation for such Tax if it were a corporation unrelated to HPOP and HOP when the transaction or event giving rise to such Tax occurred or arose. If the actual liability of the EHI Group for such Tax exceeds the sum of the Separate Liabilities as determined above, the Parties shall determine cooperatively and in good faith a fair and equitable way to apportion such excess among EHI, EHP, HPOP, and HOP. In the event of a Final Determination, all of such Tax Liabilities shall be recalculated to take into account changes that result from the Final Determination.
d. If EHI, EHP, or any of their Tax Affiliates files a consolidated or combined return or report with any Tax Authority, the Separate Liability with respect to such Tax shall be determined collectively for the members of the EHI Group that join such Tax Return. Such Separate Liability will be the consolidated or combined Tax Liability reflected on such Tax Return minus the Separate Liability of any of HPOP, HOP, and their Tax Affiliates that join in such Tax Return. In the event of a Final Determination, all of such Separate Liabilities shall be recalculated to take into account changes that result from the Final Determination.
e. Each Party and its Tax Affiliates will take reasonable and appropriate measures to minimize the Separate Liability of other Parties and their Tax Affiliates if it can do so without causing an increase in its own Separate Liability or that of any of its Tax Affiliates.
3.	Taxes Allocated to EHI and EHP. ABE, EHI, and EHP will be responsible for, will pay or cause to be paid, and will indemnify and hold HAB, HPOP, and HOP harmless from and against any and all liability for the following Taxes or amounts:
a. The Separate Liabilities of EHI, EHP, and/or their Tax Affiliates for all Taxes relating to all taxable periods as well as the Tax Liability reported on any consolidated or combined tax return or report that EHI, EHP, or any of their Tax Affiliates may join and that does not include HPOP or HOP;

b. Any Taxes imposed on or asserted against HPOP or HOP pursuant to Section 1502-6 of the U.S. Treasury regulations or any similar provisions relating to federal, state, local, or foreign Taxes, as a result of HPOP or HOP being included with EHI, EHP, or any of their Tax Affiliates in a consolidated return or combined return or report, but not including any liability for Taxes that are included in the Separate Liability of HPOP, HOP, or any of their Tax Affiliates.
c. Except for those Taxes for which HAB, HPOP, and HOP have agreed to indemnify ABE and/or other members of the Indoor Group pursuant to Section 12, all Taxes imposed on EHI, EHP, HPOP, and HOP, or any of their Tax Affiliates as a result of the Spin-Off.
d. All Taxes and interest allocated or apportioned to EHI, EHP, and/or any of their Tax Affiliates pursuant to Section 4.
4.	Straddle Periods and Estimated Tax.
a. In the case of any Straddle Period for which a consolidated or combined return or report (“consolidated return”) is filed and that includes the income, expenses, deductions, losses, credits, and any other Tax items (“Tax Items”) of HPOP and/or HOP, on the one hand, or EHI and/or any of its Tax Affiliates, on the other hand, (in each case, the “Short Period Group”) for only a portion of the Straddle Period, the Tax Items of the Short Period Group for the Straddle Period shall be allocated between (i) the portion of the Straddle Period during which the members of the Short Period Group are so included and (ii) the portion of such Straddle Period during which the members of the Short Period Group are not so included. This allocation shall be made in accordance with the principles of Section 1.1502-76(b) of the Treasury Regulations, or the equivalent provisions of the laws applicable to another Tax Authority, as reasonably interpreted and applied by the Common Parent.
b. The Common Parent will determine the Separate Liability of the members of the Short Period Group for the portion of the Straddle Period included in the consolidated return using the Tax Items allocated to them and included in such consolidated return. The members of the Short Period Group will be responsible for, will pay or cause to be paid, and will indemnify and hold harmless the Common Parent, and its Tax Affiliates, for the amount of such Separate Liability. The members of the Short Period Group shall pay the amount of such Separate Liability to the Common Parent within five (5) days of receiving a written request therefor. If such amount is not paid within such five (5) business days, members of the Short Period Group will also pay the Common Parent interest on such Separate Liability, at the rate of interest prescribed in Section 15 hereof, for the period beginning on the day on which such written request is received and ending on the day before the payment is made.
c. The members of the Short Period Group will determine their Separate Liability for the portion of the Straddle Period that is not included in the consolidated return referenced in a. and b. above by including all of their respective Tax Items for the

Straddle Period that are not included in the consolidated return, and they will each be responsible for, will pay or cause to be paid, and will indemnify and hold the Common Parent and its Tax Affiliates harmless from and against the amount of such Separate Liability.
d. The members of the Short Period Group will be jointly and severally responsible for, will pay or cause to be paid, and will indemnify and hold harmless the Common Parent and its Tax Affiliates for the portion of any estimated Taxes or similar payments or deposits (“estimated tax”) that are required by any Tax Authority and that are attributable to the Separate Liability described in b. above. The members of the Short Period Group shall pay such estimated Taxes or similar payments or deposits to the Common Parent within five (5) business days after receiving a written request therefor, which the Common Parent will send no sooner than ten (10) business days before such estimated Tax payment or deposit is required to be paid. If such amount is not paid within such five (5) business days, members of the Short Period Group will also pay the Common Parent interest on such Separate Liability, at the rate of interest prescribed in Section 15 hereof, for the period beginning on the day such written request is received and ending on the day before the payment is made. The requirements of this paragraph with regard to payments of estimated tax shall also apply to all other circumstances where a member of the Indoor Group is required to pay estimated taxes on behalf of a member of the Outdoor Group, or vice versa, whether or not that obligation arises because of a consolidated return.
e. Payments of estimated tax, whether made to the Common Parent, to a member of the Indoor Group by a member of the Outdoor Group or vice versa, or directly to a Tax Authority, will be applied toward full or partial satisfaction (as the case may be) of the Separate Liability of the Party making such payment for the underlying Tax and of its indemnity obligation with respect to such Tax under Section 3 or 5 hereof.
5.	Taxes Allocated to HPOP and HOP.
HAB, HPOP, and HOP will be responsible for, will pay or cause to be paid, and will indemnify and hold ABE, EHI, EHP, and their Tax Affiliates harmless from and against any and all liability for the following Taxes or amounts:
a. The Separate Liabilities of HPOP, HOP, and/or their Tax Affiliates for all Taxes relating to all taxable periods, as well as the Tax Liability reported on any consolidated or combined tax return or report that HPOP or HOP may join and that does not include EHI, EHP, or any of their Tax Affiliates.
b. All Taxes allocated to HPOP and/or HOP pursuant to Section 12.
c. All Taxes and interest allocated or apportioned to HPOP, HOP, and/or any of their Tax Affiliates pursuant to Section 4.
6.	Refunds of Indemnified Taxes.

a. If, after the date of this Agreement, EHI, EHP, or any of their Tax Affiliates have paid HPOP, HOP, or any of their Tax Affiliates any amounts on account of Taxes for which HPOP and HOP are indemnified pursuant to this Agreement, HPOP and/or HOP will promptly remit to EHI an amount equal to all refunds (including interest thereon and any amounts applied against a Tax Liability for other taxable periods) of any such amounts (“EHI’s Refunds”).
b. If, after the date of this Agreement, HPOP, HOP, or any of their Tax Affiliates have paid EHI, EHP, or any of their Tax Affiliates any amounts on account of Taxes for which EHI, EHP, or their Tax Affiliates are indemnified pursuant to this Agreement, EHI will promptly remit (and will cause its Tax Affiliates to promptly remit) to HPOP and/or HOP an amount equal to all refunds (including interest thereon and any amounts applied against a Tax Liability for other taxable periods) of any such amounts (“HPOP’s and HOP’s Refunds”).
c. Upon the request of EHI, HPOP and/or HOP will file or cause to be filed claims for EHI’s Refunds in such form as EHI may reasonably request. EHI will have the sole right to prosecute any claims for EHI’s Refunds (by suit or otherwise) at EHI’s expense and with counsel of EHI’s choice. HPOP and HOP will cooperate fully with EHI and its counsel in connection with any claims for EHI’s Refunds.
d. Upon the request of HPOP and HOP, EHI will file or cause to be filed claims for HPOP’s and HOP’s Refunds in such form as HPOP and HOP may reasonably request. HPOP and HOP will have the sole right to prosecute any claims for HPOP’s and HOP’s Refunds (by suit or otherwise) at HPOP and HOP’s expense and with counsel of HPOP’s and HOP’s choice. EHI will cooperate fully with HPOP and HOP and its counsel in connection with any claims for HPOP’s and HOP’s Refunds.
e. Except as otherwise provided in this Agreement, any refunds of Taxes other than EHI’s Refunds or HPOP’s and HOP’s Refunds will be the property of the payee of such refunds and no other party to this Agreement or its Tax Affiliates will have any right to such refunds.
f. HPOP, HOP, or EHI may decline to file or cause to be filed any claim requested to be filed under paragraphs c or d hereof if it reasonably determines that such claim does not have a realistic possibility of success if litigated. Any disagreements between the Parties as to whether a requested claim has a realistic possibility of success if litigated may be submitted for resolution pursuant to Section 14. However, if the decision of the arbitrators is that there is a realistic possibility of success if litigated, the Party requesting the filing of the claim shall provide the Party filing the claim with an indemnity, reasonably acceptable to the filing Party, against any and all penalties that may be incurred as a result of filing such claim.
7.	Tax Carrybacks

a. If HPOP or HOP incurs any net operating loss, net capital loss, or other deduction or credit in any taxable period ending after the Second Distribution Date (a “Post-Distribution Tax Attribute”) that may be carried back to any taxable period ending on or before the Second Distribution Date, it shall elect, at such time and in such manner as are prescribed by the relevant Tax law, to waive or forgo such carryback and instead carry such Post-Distribution Tax Attribute forward to future taxable years of HPOP or HOP or their Tax Affiliates (a “Carryback Waiver”). If the relevant Tax law permits a Carryback Waiver (assuming a timely election) with respect to a Post-Distribution Tax Attribute, EHI and EHP will have no obligation to cooperate or participate in a carryback of such Post-Distribution Tax Attribute, and no such carryback shall occur. If the relevant Tax law does not permit a Carryback Waiver (assuming a timely election) with respect to such Post Distribution Tax Attribute, EHI and EHP will cooperate with HPOP and HOP in filing an appropriate refund claim or amended Tax Return with respect to such Post-Distribution Tax Attribute and will assign and promptly remit to HPOP or HOP the amount of any refund of Tax received by, or Tax Benefit recognized by, EHI or EHP or any of their Tax Affiliates, as a result of such Post-Distribution Tax Attribute. In remitting such amount, EHI or EHP may reduce the amount of remittance of any refund of Tax received by it to take account of any Tax Liability that EHI, EHP, or any of their Tax Affiliates may incur on account of such refund of Tax.
b. If EHI or EHP makes any remittance to HPOP and HOP under Section 7(a) hereof and all or part of such Post-Distribution Tax Attribute is subsequently disallowed or a Tax Liability is imposed on the refund that gave rise to such remittance in an amount greater than EHI or its Tax Affiliate withheld therefrom, then HPOP and/or HOP shall promptly pay to EHI or EHP that portion of the remittance that relates to the portion of the Post-Distribution Tax Attribute that is disallowed or the additional Tax imposed thereon and, in addition thereto, any other costs or expenses incurred by EHI or EHP in respect to the disallowed portion of the Post-Distribution Tax Attribute or an additional Tax imposed thereon, including any interest attributable thereto that is assessed by the Tax Authority.
8.	No Obligation to File Amended Tax Returns.
Except as otherwise specifically provided in this Agreement, neither EHI, EHP, HPOP, HOP nor any of their respective Tax Affiliates, will be obligated to file any amended Tax Return or other Tax refund claim.
9.	Preparation and Filing of Tax Returns.
a. EHI or EHP will prepare or cause to be prepared, and file or cause to be filed (i) all consolidated, combined, or unitary Income Tax Returns of EHI or any of its Tax Affiliates that include HPOP and HOP and that are listed in Schedule 9(a)(i) hereto, and (ii) all Income Tax Returns required to be filed by or on behalf of HPOP and HOP for taxable periods ending on or before the Second Distribution Date and that are listed in Schedule 9(a)(ii) hereto, and (iii) all other Tax Returns required to be filed by or on behalf of HPOP and HOP with respect to taxable events or periods occurring or ending on or before the Second Distribution Date. EHI and EHP covenant that, except for the returns referenced in Schedule 9(a)(i) hereto, neither they nor any of their Tax Affiliates will file or cause to be filed any consolidated, combined, or unitary returns that include HPOP and HOP without giving HPOP and HOP at least thirty (30) days notice of their intent to do so and obtaining the prior written approval of HPOP and HOP to being so included, which approval will not be unreasonably withheld.
b. HPOP and HOP or one of their Tax Affiliates will prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of HPOP and HOP other than those set forth in Section 9(a) hereof. All Tax Returns for taxable periods including, but ending after, the Second Distribution Date (“Straddle Period Returns”) will be prepared in a manner consistent with the EHI Group’s past Tax accounting practice and, in the absence thereof, with reasonable Tax accounting practices selected by HPOP and HOP.
c. HPOP and HOP will assist EHI or EHP in timely obtaining any required signatures or other filing requirements in respect of Tax Returns prepared by EHI or EHP for HPOP and HOP pursuant to Section 9(a).
d. Upon request of either HPOP and HOP, on the one hand, or EHI or EHP, on the other hand, the other Parties shall make available prior to filing (and after filing) for inspection and copying all Tax Returns and related workpapers with respect to Taxes to the extent that (i) such Tax Return relates to Taxes for which the requesting party may be liable, (ii) such Tax Return relates to Taxes for which the requesting party may be liable in whole or in part for any additional Taxes owing as a result of adjustments to the amount of Taxes reported on such Tax Return, or (iii) the requesting party reasonably determines that it must inspect such Tax Return to confirm compliance with the terms of this Agreement. EHI, EHP, HPOP, and HOP shall attempt in good faith to resolve any issues arising out of the review of such Tax Returns.
10	Cooperation; Access to Information; Tax Records.
a. EHI, EHP, HPOP, HOP, and their respective Tax Affiliates will cooperate fully with each other with respect to, and will make available to each other, such Tax data and other information as may be reasonably required for (i) the preparation of any Tax Returns required to be prepared by EHI, EHP, HPOP, or HOP under this Agreement, (ii) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes and arranging for the timely payment of such Taxes by the appropriate Party, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to such Tax Returns, Tax Liabilities or refunds, examinations, or administrative or judicial proceedings available to the other party as provided in Section 10(b) hereof. EHI, EHP, HPOP, and HOP shall also make available to the other, as reasonably requested and available, personnel (including officers, directors, employees and agents of EHI, EHP, HPOP, and HOP and their Tax Affiliates) responsible for preparing, maintaining and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes. Any information or documents provided under this Section 10, shall be kept confidential by the party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.
b. EHI, EHP, HPOP, HOP, and their respective Tax Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax records in their possession to the extent reasonably required by the other party in connection with the preparation of Tax Returns, audits, litigation, or the resolution of items under this Agreement. EHI, EHP, HPOP, HOP, and their respective Tax Affiliates shall preserve and keep such Tax records in their possession until the expiration of any applicable statutes of limitation and as otherwise required by law, but in any event for a period not less than ten (10) years after the end of the calendar year that includes the Final Distribution Date. Notwithstanding the foregoing, to the extent permitted by applicable law, a Party or its Tax Affiliates may dispose of records sooner upon ninety (90) days prior notice to the other Party. Such notice shall include a list of the records to be disposed of describing in reasonable detail each file, book or other record accumulation being disposed. The notified party shall have the opportunity, at its cost and expense, to copy or remove, within such ninety (90) day period, all or any part of such Tax records. For purposes of this Section 10, Tax records include Tax Returns, journal vouchers, cash vouchers, general ledgers, material contracts, return workpapers, and any other records pertaining to or used in the preparation of Tax Returns, including both paper and machine records.
11	Audits.
a. EHI, EHP, HPOP, and/or HOP (the “Notifying Party”) will promptly notify the other relevant Party or Parties (the “Notified Party”) in writing upon the receipt of notice of any pending or threatened Tax audits or assessments (i) relating to any taxable period of HPOP and HOP ending on, prior to, or including the Second Distribution Date, or (ii) that may affect the determination of Taxes for which the Notified Party is or may be obligated to indemnify the Notifying Party (or any of them) pursuant to this Agreement. The notice required under this Section 11(a) is referred to in this Agreement as the “Audit Notification.”
b. Subject to Section 11(c) hereof, the Notified Party will have the right, at its election, (i) to represent the Notifying Party and to exclusively control the handling of any Tax audit or assessment referred to in Section 11(a) hereof, including in any administrative or court proceeding relating thereto, (ii) to employ counsel of its choice at its expense and to control the conduct of such audit, assessment, or proceeding, including settlement or other disposition thereof, and (iii) to settle the contest of any Tax or agree to an adjustment to any Tax referred to in Section 11(a) (the rights under (i), (ii) and (iii) are referred to in this Agreement collectively as the “Representation Right”); provided, however, that the Representation Right will apply only to any issues or items (x) relating to any taxable period of HPOP and HOP ending on, prior to, or including the Second Distribution Date, or (y) that may affect the determination of Taxes for which the Notified Party is or may be obligated to indemnify the Notifying Party pursuant to this Agreement. As reasonably necessary, the Notifying Party will fully cooperate, and will cause its Tax Affiliates, agents, and advisers to fully cooperate, at the Notified Party’s expense, with the Notified Party and its counsel in the defense against or compromise of any claim in any said audit, assessment, or proceeding, such cooperation to include (but not be limited to) the grant of any necessary powers of attorney.
c. To exercise the Representation Right, the Notified Party must first, within a reasonable period following the receipt of the Audit Notification, (i) notify the Notifying Party in writing that the Notified Party intends to exercise the Representation Right, and (ii) deliver to the Notifying Party a written statement acknowledging the Notified Party’s obligation to indemnify the Notifying Party in accordance with the terms of this Agreement with respect to the Taxes as to which the Notified Party exercises the Representation Right.
d. The Notifying Party’s personnel shall have the right to participate in any administrative or judicial proceedings for which the Notified Party exercises its Representation Right (including assisting with field audits, administrative appeals, and subsequent litigation) in so far as they relate to the Notifying Party, and such participation shall be reflected by the grant of appropriate powers of attorney.
e. HPOP and HOP and EHI shall have exclusive control of all administrative and judicial proceedings related to their respective Taxes other than those described in Section 11(a).
f. For so long as the Notified Party is exercising its Representation Right, it shall not be required to indemnify the Notifying Party pursuant to Section 13 hereof until there occurs a Final Determination of the Tax audit or assessment that gave rise to the Audit Notification. After the Final Determination, the Notifying Party will calculate the amount of any increase in Tax as a result of the Final Determination for which the Notified Party is required to indemnify the Notifying Party and will inform the Notified Party of the amount of such increase in accordance with the procedure described in Section 13. In making such calculation, the Notifying Party will apply the principles described in Section 2 hereof. The Notified Party may not file an Objection Notice, as prescribed in Section 13(b), with respect to an indemnification claim submitted for a matter in which it has exercised the Representation Right, except with respect to objections that relate solely to the correctness of such calculation.
g. In addition to any other amounts for which the Notified Party shall indemnify the Notifying Party, the Notifying Party shall be entitled to be reimbursed for the amount of fees that the Notifying Party paid to an outside tax adviser if the services relating to such fees are attributable to services rendered with respect to a matter for which the Notified Party is or would be responsible (if a Tax were found to be owing), so long as such services were rendered prior to the receipt by the Notifying Party of notice that the

Notified Party was exercising the Representation Right. The Notified Party will also reimburse the Notifying Party for the time that the Notifying Party’s employees devote to a matter for which the Notified Party is or would be responsible. The time of the Notifying Party’s employees shall be valued for this purpose on a fair and reasonable basis to be determined by the Notifying Party and, upon request, to be disclosed and made available to the Notified Party, but subject to review under the dispute resolution procedures of Section 14.
h. To the fullest extent possible, the provisions of this Section 11 should be interpreted and applied in a manner consistent with Sections 6.2, 6.3, and 6.4.1 of the MSA.
12	Spin-Off Related Matters.
a. HAB (on behalf of itself and each other member of the Outdoor Group) represents, warrants, and covenants to ABE and each member of the Indoor Group that there is no plan or intention (i) to liquidate HPOP or HOP, (ii) to sell or otherwise dispose of the assets of HAB, HPOP, or HOP subsequent to the Spin-off, except in the ordinary course of business, or to merge HPOP or HOP with or into another entity other than a merger that occurs in connection with an acquisition in pursuance of the business purpose discussed in the Ruling and Ruling Documents, (iii) to take any action inconsistent with the information and representations furnished in connection with the Ruling and the Opinion, (iv) to permit any other member of the Outdoor Group to purchase stock of HAB, HPOP, or HOP other than in accordance with the requirements of Revenue Procedure 96-30, as amplified by Revenue Procedure 2003-48, and in conformity with the representations furnished by ABE in connection with the Ruling and the Opinion, or (v) to enter into any transactions or any negotiations, agreements, or arrangements with respect to transactions or events (including, without limitation, stock issuances, pursuant to the exercise of options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events) that may cause the Spin-off to be treated under Section 355(e) of the Code as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock of HPOP and/or HOP (or their respective successors) representing a “50-percent or greater interest” therein within the meaning of Section 355(d)(4) of the Code, or that may otherwise cause any of the distributions or transfers that comprise the Spin-off not to be tax-free to EHP, EHI, and/or ABE; provided, however, that HAB’s undertakings in this Section 12(a) shall not apply to matters that HAB’s shareholders have the exclusive right to determine.
b. HAB covenants, represents, and warrants to ABE (for the benefit of itself, EHI, EHP, and each other member of the Indoor Group) that (i) during the Two-Year Period, HAB, HPOP, and HOP shall continue the active conduct of any trade or business, within the meaning of Section 355 of the Code and the regulations promulgated thereunder, that had been conducted throughout the five-year period prior to the Spin-off; (ii) during the Two-Year Period, neither HPOP nor HOP will liquidate; (iii) during the Two-Year Period, none of HAB, HPOP, or HOP will sell, exchange, transfer, or otherwise dispose of the assets of HAB, HPOP, HOP, or any other member of the Outdoor Group, except in the ordinary course of business, and neither HPOP nor HOP will be merged with or into another entity, other than a merger that occurs in connection with an acquisition in pursuance of the business purpose discussed in the Ruling and Ruling Documents; (iv) no other member of the Outdoor Group will purchase stock of HAB, HPOP, or HOP, other than in accordance with Revenue Procedure 96-30, as amplified by Revenue Procedure 2003-48, and in conformity with the representations furnished in connection with the Ruling and the Opinion; and (v) HPOP and/or HOP will not enter into, or participate in any negotiations, agreements, or arrangements with respect to, any transaction or event, including any change in equity structure (including without limitation, stock issuances, pursuant to the exercise of options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events), that may cause the Spin-off to be treated under Section 355(e) of the Code as part of a plan pursuant to which one or more persons acquire, directly or indirectly, stock of HAB, HPOP, or HOP (or their respective successors) representing a “50-percent or greater interest” therein within the meaning of Section 355(d)(4) of the Code, or that may otherwise cause any of the distributions or transfers that comprise the Spin-off not to be tax-free to EHP, EHI, and/or ABE. The exclusive remedy for any violation of any representation, warranty, or covenant set forth in this paragraph (b), as well as those set forth in paragraph (a) of this Section 12, shall be the exercise of the right of indemnity prescribed in Section 12(c).
c. HAB, HPOP, and HOP shall jointly and severally indemnify ABE and each other member of the Indoor Group against and hold them harmless from any and all Taxes relating to the Spin-off, and from any and all claims that ABE shareholders may assert with respect to Taxes relating to the Spin-off, in the event that any member of the Indoor Group recognizes taxable gain or other income as a result of the Spin-off being taxable because of (i) the breach of a covenant, representation, or warranty in the Agreement by a member of the Outdoor Group; (ii) the failure by HAB, HPOP, and/or HOP to continue the active conduct of any trade or business, within the meaning of Section 355 of the Code and the regulations promulgated thereunder, that had been conducted during the five-year period prior to the Spin-off; (iii) any sale, exchange, acquisition, distribution, transfer, or other disposition of the stock or assets of HAB, HPOP, or HOP; (iv) the liquidation of HAB, HPOP, or HOP; (v) the merger of HAB, HPOP, or HOP with or into another corporation; (vi) any change in the equity structure of HAB, HPOP, or HOP (including without limitation, stock issuances, pursuant to the exercise of options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events); (vii) any purchases of the stock of HAB, HPOP, or HOP by any member of the Outdoor Group, or (viii) any other action or event occurring after the Final Distribution Date with respect to the stock, assets, or operations of any member of the Outdoor Group that is inconsistent with the information and representations furnished in connection with the Ruling and the Opinion, or that is otherwise inconsistent with the treatment of the Spin-off as a transaction that is tax-free to ABE, EHI, and EHP.
d. EHI shall have the right to obtain a Supplemental Ruling in its sole and exclusive discretion. If EHI decides to obtain a Supplemental Ruling, HPOP, HOP, and their Tax Affiliates shall cooperate with EHI and take any and all actions reasonably requested by EHI in connection with obtaining the Supplemental Ruling (including, without limitation, by making any representation or covenant or providing any materials or information requested by any Tax Authority; provided that HPOP, HOP, and/or their Tax Affiliates shall not be required to make any representation or covenant that is inconsistent with facts or as to future matters or events over which it has no control). In connection with obtaining a Supplemental Ruling, (i) EHI shall cooperate with and keep HPOP and HOP informed in a timely manner of all material actions taken or proposed to be taken by EHI in connection therewith; (ii) EHI shall (A) reasonably in advance of the submission of any Supplemental Ruling Documents, provide HPOP and HOP with a draft copy thereof; (B) reasonably consider HPOP’s and HOP’s comments on such draft copy; and (C) provide HPOP and HOP with a final copy of all Supplemental Ruling Documents; and (iii) EHI shall provide HPOP and HOP with notice reasonably in advance of, and HPOP and HOP shall have the right to attend, any formally scheduled meetings with any Tax Authority (subject to the approval of the Tax Authority) that relate to such Supplemental Ruling. Further, EHI shall provide HPOP and HOP with 30 Calendar Days to review such Supplemental Ruling Documents under this Section 12(d) and shall not file such request prior to the expiration of 30 Calendar Days unless HPOP or HOP agrees to such early filing in writing. EHI shall bear all costs and expenses incurred in obtaining such Supplemental Ruling and shall reimburse for all reasonable costs and expenses of outside third parties incurred by HPOP or HOP in connection with obtaining a Supplemental Ruling requested by EHI.
e. HPOP and HOP hereby agree that EHI shall have, subject to Section 12(d) of this Agreement, sole and exclusive control over the process of obtaining a Supplemental Ruling and that only EHI shall apply for a Supplemental Ruling. HPOP and HOP further agree that neither of them, together or separately, will seek any guidance from the IRS or any other Tax Authority concerning the Spin-off, except as set forth in Section 12(f) of this Agreement.
f. EHI agrees that, at the reasonable request of HPOP or HOP, EHI will cooperate with HPOP and/or HOP and use its reasonable efforts to seek to obtain, as expeditiously as possible, a Supplemental Ruling or other guidance from the IRS or any other Tax Authority for the purpose of confirming (i) the Ruling or any Supplemental Ruling issued previously and (ii) compliance on the part of HPOP, HOP, or any member of the HAB Group with its obligations under this Agreement. HPOP and/or HOP will reimburse EHI for all reasonable costs and expenses incurred by EHI or any of its Tax Affiliates in connection with obtaining a Supplemental Ruling requested by HPOP and/or HOP.
g. The undertakings of HAB and other members of the Outdoor Group under this Section 12 shall apply, mutatis mutandis, with respect to any adverse Tax effects on members of the Indoor Group or the Outdoor Group (as the case may be) by laws and regulations similar to Section 355 of the Code of taxing jurisdictions outside the United States as a result of actions or omissions of members of the other Group.
13.	Procedures for Obtaining Indemnification.

a. If ABE, HAB, EHI, EHP, HPOP, or HOP (the “Indemnified Party”) determines that it or any of its Tax Affiliates is or may be entitled to indemnification by another Party (the “Indemnifying Party”) under this Agreement, the Indemnified Party will promptly deliver to the Indemnifying Party a written notice and demand therefor (the “Notice”) specifying the basis for its claim for indemnification, the nature of the claim, and, if known, the amount for which the Indemnified Party reasonably believes it or any of its Tax Affiliates is entitled to be indemnified. Except as to any amount described in Section 11(g) or Section 12(c), the Notice must be received by the Indemnifying Party no later than thirty (30) days before the expiration of the applicable Tax statute of limitations; provided, however, that if the Indemnified Party does not receive notice from the applicable Tax Authority (“Government Notice”) that an item exists that could give rise to a claim for indemnification hereunder more than thirty (30) days before the expiration of the applicable Tax statute of limitations, then the Notice must be received by the Indemnifying Party immediately after the Indemnified Party receives the Government Notice. Unless the Indemnifying Party objects to the claim for indemnification (in the manner set forth in Section 13(b) hereof), and subject to Section 11(f), the Indemnifying Party will pay the Indemnified Party the amount set forth in the Notice, in cash or other immediately available funds, within thirty (30) days after receipt of the Notice; provided, however, that, if the amount for which the Indemnified Party reasonably believes it is entitled to be indemnified is not known at the time of the Notice, the Indemnified Party will deliver to the Indemnifying Party a further notice specifying such amount as soon as reasonably practicable after such amount is known and payment will then be made as set forth above.
b. Subject to Section 11(f), the Indemnifying Party may object to the claim for indemnification (or the amount thereof) set forth in any Notice by giving the Indemnified Party, within thirty (30) days following receipt of such Notice, written notice setting forth the Indemnifying Party’s grounds for so objecting (the “Objection Notice”). If the Indemnifying Party does not give the Indemnified Party the Objection Notice within such thirty (30)-day period, the Indemnified Party may exercise any and all of its rights under applicable law to collect such amount.
c. If ABE, HAB, EHI, EHP, HPOP, and/or HOP are unable to settle any dispute regarding a claim for indemnification within thirty (30) days after receipt of the Objection Notice, the Parties to such dispute will, in accordance with Section 14, jointly request to resolve the dispute as promptly as possible under the procedures set forth in Section 14.
d. Failure by the Indemnified Party to promptly deliver to the Indemnifying Party a Notice in accordance with Section 13(a) hereof will not relieve the Indemnifying Party of any of its obligations under this Agreement except to the extent the Indemnifying Party is prejudiced by such failure.
e. The indemnification provisions of this Section 13 shall be the exclusive remedy following the Second Distribution Date for the allocation of Taxes pursuant to this Agreement.

f. The rights of each Party to be indemnified under the terms of this Agreement shall be subject to the limits prescribed in Section 6.4.2 of the MSA, under which each claim (or any series of related claims with respect to the same or substantially the same facts and circumstances) must exceed 200,000 Euros in order to be indemnifiable, and then the indemnity will apply only to the extent that the claim exceeds 200,000 Euros. For purposes of this Agreement, a “series of related claims” includes, but is not limited to, all claims relating to the same Tax for the same taxable period. For purposes of any claims relating to Taxes imposed by the United States or any political subdivisions in the United States, the amount of $200,000 shall be substituted for 200,000 Euros in applying the limitations of this Section 13(f).
14.	Procedures for Resolving Disputes.
If ABE, HAB, EHI, EHP, HPOP, and/or HOP fail to mutually agree on the resolution of any of the matters in this Agreement that require the agreement of the parties, then the Parties involved in the disagreement shall consult the Accountant for purposes of mediating their disagreement. Such Parties shall deliver to the Accountant copies of any schedules or documentation that may be reasonably required by the Accountant for purposes of providing advice to the parties and assisting them to resolve their disagreement. If such Parties are unable to resolve their disagreement after the mediation efforts of the Accountant, they shall submit their disagreement to binding arbitration under the procedures prescribed in Section 8.12 of the MSA. Without limiting the generality of the foregoing, all unresolved claims for indemnification relating to Section 12 of the Agreement, or any other dispute arising in connection with the validity, enforcement, interpretation, construction, or effect of the Agreement, shall be submitted to binding arbitration under the procedures prescribed in Section 8.12 of the MSA. In any such arbitration proceeding, the Accountant shall be available as an adviser to the arbitrators with respect to the Tax law issues underlying the disagreement between and among the Parties, without prejudice to each of the Parties’ right to present its own expert with respect to such issues. The arbitrators shall resolve the disagreement on the basis of the applicable law of the relevant taxing jurisdiction. The results of such arbitration shall be final and binding on all Parties. The costs incurred in retaining the Accountant and of the arbitration shall be shared equally by, on the one hand, members of the Indoor Group that are parties to the dispute and, on the other hand, members of the Outdoor Group that are parties to the dispute.
15.	Payment.
If a Party (the “Payer”) fails to make a payment due and owing under this Agreement to the other Party or any of its Tax Affiliates (the “Payee”) within 10 business days after the Parties hereto agree (or there is a binding determination by the arbitrators) that such payment is due and owing, the Payer will pay to the Payee interest on such payment from and including the date the parties reach such agreement (or such binding determination is made) to but excluding the day the Payer makes such payment, at a rate equal to the interest rate that the IRS would have charged the Payer with a respect to a United States federal Income Tax deficiency during such period of time, or, in the case of a payment relating to a jurisdiction outside the United States, the interest rate that the relevant Tax Authority would have charged with respect to a Tax deficiency during such period of time.
16.	Treatment of Indemnity Payments.
If the receipt or accrual of any indemnity payment made under this Agreement results in any increased Tax liability or reduction of any Tax Attribute of the Indemnified Party (compared to the after-tax position in which such Indemnified Party would have been if the event giving rise to such indemnity payment had not occurred), the Indemnifying Party shall pay to the Indemnified Party an additional indemnity payment (the “After-Tax Amount”) equal to the sum of (i) any increase in the Taxes of the Indemnified Party as a result of receiving such payment (and such additional payment shall itself be grossed up to take into account any increased Tax liability or reduction of Tax Attributes attributable to such payment, if applicable) and (ii) any interest or penalty attributable to such increased Tax liability or to the reduction of such Tax Attribute.
17.	Other Corporations Subject to This Agreement.
a. In addition to each of the Parties, the corporations that are listed on Schedule 17 hereto shall be subject to this Agreement. This Section 17 shall apply only to ABE, HAB, and the corporations that are listed on Schedule 17.
b. Schedule 17 may be amended from time to time to add or delete corporations, or to move one or more corporations from one category on such schedule to another category, by the mutual written agreement of ABE and HAB. Schedule 17 shall divide such additional corporations subject to this Agreement into two categories, Outdoor Corporations (which will be those corporations that are or will become members of the Outdoor Group) and Indoor Corporations (which will be those corporations that are or will become members of the Indoor Group). Subject to such revisions as are prescribed in this Section 17, 1) with respect to a Separate Liability of an Outdoor Corporation for which an Indoor Corporation is seeking indemnity from an Outdoor Corporation (or for which either of them is seeking cooperation in preparing a Tax Return or other Tax document or is seeking Tax records or other assistance or cooperation), such Indoor Corporation shall have the rights and obligations, mutatis mutandis, that this Agreement ascribes to EHI and EHP, and such Outdoor Corporation shall have the rights and obligations, mutatis mutandis, that this Agreement ascribes to HOP and HPOP, but only to the extent such rights and obligations are relevant to the Tax in question; and 2) with respect to a Separate Liability of an Indoor Corporation for which an Outdoor Corporation is seeking indemnity (or for which either of them is seeking cooperation in preparing a Tax Return or other Tax document or is seeking Tax records or other assistance or cooperation), such Outdoor Corporation shall have the rights and obligations, mutatis mutandis, that this Agreement ascribes to EHI and EHP, and such Indoor Corporation shall have the rights and obligations, mutatis mutandis, that this

Agreement ascribes to HOP and HPOP, but only to the extent such rights and obligations are relevant to the Tax in question.
c. Pursuant to this Section 17, HAB and ABE will cause their respective Tax Affiliates conducting the Outdoor Business and the Indoor Business outside the United States to apply the principles prescribed in this Agreement 1) in the allocation, satisfaction, and indemnification with respect to their respective Separate Liabilities, 2) in the preparation and filing of Tax Returns and the payment of Taxes after the Final Distribution Date, 3) in achieving cooperation with respect to Tax matters and an equitable sharing of information and records that are relevant to Tax matters, and 4) in the conduct and resolution of Tax audits and other Tax controversies that are relevant to the respective Separate Liabilities of such Tax Affiliates. In fulfilling this obligation, HAB and ABE will work together in good faith to achieve an equitable application of the principles prescribed in this Agreement to the resolution of all such issues.
d. Pursuant to this Section 17, HAB will cause its Tax Affiliates conducting the Outdoor Business outside the United States to accept liability for all Taxes that are the Separate Liability of that Tax Affiliate, and to pay or cause to be paid and to indemnify and hold ABE and its Tax Affiliates harmless from and against all such Taxes. As an alternative, HAB may elect to fulfill such obligations of one or more of its Tax Affiliates by itself making the required payments directly to ABE, but only with the prior written consent of ABE. HAB will also cause such Tax Affiliates to provide the cooperation with respect to preparation of Tax Returns and other documents and access with respect to Tax records that are required under this Agreement.
e. Pursuant to this Section 17, ABE will cause its Tax Affiliates conducting the Indoor Business outside the United States to accept liability for all Taxes that are the Separate Liability of that Tax Affiliate, and to pay or cause to be paid and to indemnify and hold HAB and its Tax Affiliates harmless from and against all such Taxes. As an alternative, ABE may elect to fulfill such obligations of one or more of its Tax Affiliates by itself making the required payments directly to HAB, but only with the prior written consent of HAB. ABE will also cause such Tax Affiliates to provide the cooperation with respect to preparation of Tax Returns and other documents and access with respect to Tax records that are required under this Agreement.
f. Except as provided in Section 12(g), all Taxes and other costs incurred by a corporation listed in Schedule 17 as a result of transactions preceding the Demerger shall be the sole obligation of such corporation.
g. Determination of Separate Liability.
(1) With respect to any Tax for which a Tax Return is filed, the Separate Liability of any corporation that is subject to this Agreement pursuant to this Section 17 shall be the Tax Liability originally reported by such corporation on a separate Tax Return filed with the relevant Tax Authority for the relevant taxable period, and, in the event of a Final Determination, any change in such Tax

Liability as a result of such Final Determination. If such corporation did not file a separate Tax Return with the relevant Tax Authority for the relevant taxable period, the Separate Liability of such corporation shall be the Tax Liability that would have been reportable on a separate Tax Return by such corporation as if it had filed a separate Tax Return with such Taxing Authority for such taxable period and, in the event of a Final Determination, any change in such Tax Liability as a result of such Final Determination. If the business of a corporation listed in Schedule 17 was operated as a division of another corporation in a taxable year prior to the Final Distribution Date, the provisions of Section 2(b)(i) of this Agreement shall apply, mutatis mutandis, for purposes of determining the Separate Liability of such corporation for such taxable year.
(2) With respect to any Tax for which a Tax Return is not filed, the Separate Liability of any corporation (the “subject corporation”) that is subject to this Agreement pursuant to this Section 17 shall be the Tax Liability that is actually imposed on such corporation for such Tax, or, in the case where a separate liability is not actually imposed on such corporation, the amount of liability that would be imposed on such corporation for such Tax if it were a corporation unrelated to any other corporation (the “related corporation”) in the ABE Group when the transaction or event giving rise to such Tax occurred or arose. For this purpose, the subject corporation shall be deemed to be subject to the taxing authority of each jurisdiction to which the related corporation was subject for the taxable periods in question. In the event of a Final Determination, all of such Separate Liabilities shall be recalculated to take into account changes that result from the Final Determination.
(3) In determining the Separate Liabilities for each corporation that is subject to this Agreement pursuant to this Section 17, the Parties will act in good faith to determine such Separate Liabilities, and will in good faith undertake to divide Tax Liabilities that were originally determined on a consolidated or combined basis according to principles that are reasonably designed, in light of the law and practices relating to the Tax in question, to fairly divide and allocate the consolidated or combined Tax Liability among the corporations that are included pursuant to such law in the consolidated or combined group.
h. For purposes of this Section 17, Section 14 shall be applied by using an Accountant, which may or not be the same Accountant that is used in connection with any disputes relating to United States Tax Liability, that is an expert in the Tax laws relating to the relevant Tax Authority.
i. In applying the other provisions of this Agreement for purposes of this Section 17, ABE and HAB will cooperate in good faith, and will cause their respective Tax Affiliates to do the same, in order to achieve a fair and equitable application of the principles set forth in this Agreement and the MSA to the Indoor Corporations and the Outdoor Corporations that have their principal place of business outside the United States.

18.	Amendments.

Any amendment, supplement, variation, alternation, or modification to this Agreement must be made in writing and duly executed by an authorized representative or agent of each of the parties hereto. Any amendments relating to Section 17 require the agreement only of ABE and HAB and need to be duly executed only by authorized representatives or agents of those two corporations.

19.	Assignment.

This Agreement and all the rights and obligations granted hereby shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, it being expressly agreed that, subject to Section 17, this Agreement shall not be assigned nor shall any rights or obligations arising hereunder be transferred by one party without the prior written consent of the other parties.

20.	Entire Agreement.

This Agreement constitutes the entire agreement between the parties and supersedes any and all prior or contemporaneous understandings, negotiations, or agreements between the parties relating to the transactions contemplated hereby or the subject matter of this Agreement, and shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives.

21.	No Waiver.

The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants, or conditions of this Agreement, to exercise any right or privilege conferred in this Agreement, or to waive any breach of any of the terms, covenants, or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights, or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

22.	No Double Recovery.

No provision of this Agreement shall be construed to provide an indemnity or other recovery for any Taxes, costs, damages, or other amounts for which the damaged person has been fully compensated under any other provision of this Agreement or under any other agreement, action at law or in equity, or otherwise.

23.	Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdictions, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any other jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, each party hereby waives any law that renders any provision hereof prohibited or unenforceable in any respect.

24.	Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all such counterparts shall be deemed to constitute one and the same instrument.

25.	Fees, Costs and Expenses.

Except as otherwise provided herein, each party shall be responsible for its own fees, costs, and expenses incurred by it in connection with this Agreement.

26.	Third Party Beneficiaries.

Subject to Sections 12 and 17, nothing in this Agreement is intended to create, nor shall anything in this Agreement be deemed to create or have created, any third party beneficiary rights.

27.	Construction.

All references to this Agreement shall include all attachments hereto, and words importing the singular shall include the plural and vice versa, and words importing a gender shall include other genders.

28.	Headings.

The descriptive section headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Agreement.

29.	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, five (5) business days after mailing when mailed by certified mail, return receipt requested, or one (1) business day after sending via Federal Express or similar overnight courier service, or when receipt is confirmed when sent by facsimile. Such notices or other communications shall be sent to the following addresses, unless other addresses are subsequently specified in writing:

a.	If to EHI or EHP, to:
20445 Emerald Parkway, S.W.
Suite 250
P.O. Box 35920
Cleveland, OH 44135-0920
Attention:  Mr. Mark W. Russell
                  Vice President — Taxes
with a copy to:
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114
Facsimile No.: (216) 479-8780
Attention: Terrence G. Perris, Esq.
b.	If to HPOP or HOP, to:
1030 Stevens Creek
Augusta, Georgia 30907

Attention: Lawrence G. Muscarella General Counsel
With copy to: Fredrik Östman Chief Financial Officer
c.	If to ABE or to any Indoor Corporation listed on Schedule 17, to:
S:t Göransgatan 143
SE-105 45 Stockholm, Sweden
Attentions: Mr. Mikael Norman
Vice President — Group Tax Department
With copy to:
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114
Facsimile No.: (216) 479-8780
Attention: Terrence G. Perris, Esq.
d.	If to HAB or to any Outdoor Corporation listed on Schedule 17, to:

S:t Göransgatan 143
SE-105 45 Stockholm, Sweden
Attentions: Mr. Olle Wallén
General Counsel
30.	Further Assurances.

The Parties agree to execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement. The foregoing shall include, without limitation, agreeing in good faith to such amendments to this Agreement as may be necessary or appropriate to correct any errors or oversights in the Agreement and to give effect to its purpose and the intent of the Parties to achieve a fair and equitable sharing and allocation of the Tax Liabilities of the Indoor Group and the Outdoor Group, respectively.

31.	Governing Law.

This Agreement shall be governed by and controlled as to its validity, enforcement, interpretation, construction, effect, and in all other respects by the laws of Kingdom of Sweden (without giving effect to any choice or conflict of law provision or rule thereof) applicable to contracts made and to be performed in that nation.

32.	Coordination with MSA.

Except to the extent such provisions are inconsistent with the provisions of this Agreement, the Parties shall endeavor to comply with the provisions of the MSA, to the extent they can fairly be construed to be applicable to the matters addressed herein, as well as with the provisions of this Agreement.
IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives as of the day and year first above written.

ELECTROLUX HOLDINGS, INC.

By:	/s/ Hans Stråberg	/s/ Fredrik Rystedt

Name:	Hans Stråberg	Fredrik Rystedt

Title:	President and CEO	Senior Vice President and CFO

ELECTROLUX HOME PRODUCTS, INC.

By:	/s/ Mark W. Russell	/s/ George C. Weigand

Name:	Mark W. Russell	George C. Weigand

Title:	Vice President - Texas	Senior Vice President & CFO

HUSQVARNA PROFESSIONAL OUTDOOR PRODUCTS, INC.

By:	/s/ Mark W. Russell	/s/ George C. Weigand

Name:	Mark W. Russell	George C. Weigand

Title:	Vice President - Texas	Senior Vice President & CFO

HUSQVARNA OUTDOOR PRODUCTS INC.

By:	/s/ Mark W. Russell	/s/ George C. Weigand

Name:	Mark W. Russell	George C. Weigand

Title:	Vice President - Texas	Senior Vice President & CFO

AB ELECTROLUX (publ)

By:	/s/ Hans Stråberg	/s/ Fredrik Rystedt

Name:	Hans Stråberg	Fredrik Rystedt

Title:	President and CEO	Senior Vice President and CFO

HUSQVARNA AB

By:	/s/ Bengt Andersson

Name:	Bengt Andersson

Title:	CEO